This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion
(To Prospectus dated November 4, 2016, Series A

Prospectus Supplement dated November 4, 2016 and

Product Supplement STOCK-1 dated November 30, 2016)

June 12, 2019

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

BofA Finance LLC

Cash-Settled Equity Linked Notes Linked to the Common Stock of Dow Inc. due June 18, 2024

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TGZ8.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	All payments on the notes occur at maturity.
•	The notes are expected to price on June 13, 2019 (the “pricing date”).
•	The notes are expected to mature on June 18, 2024 (the “maturity date”).
•	Payments on the notes will depend on the performance of the common stock of Dow Inc. (the “Underlying Stock”).
•	All payments on the notes will be made in cash. You will not have the option to convert the notes into shares of the Underlying Stock.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will be equal to the greater of:
a)	$1,000; and
b)	the Alternative Settlement Amount (as defined below).
•	The “Alternative Settlement Amount” will be an amount in cash equal to the product of (a) $1,000 and (b) the quotient of (i) the Final Stock Price (as defined below), divided by (ii) the Threshold Price (as defined below).
•	The “Threshold Price” will be equal to between [110%-112%] of the Initial Reference Price of the Underlying Stock (to be set on the pricing date). You will not receive any additional return at maturity unless the Underlying Stock appreciates by more than between [10%-12%] from the Initial Reference Price to the Final Stock Price.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $970 and $990 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-17 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	100.00%	$
Underwriting Discount(1)	0.00%	$
Proceeds (before expenses) to BofA Finance	100.00%	$

(1) BofA Securities, Inc. (“BofAS”) will not receive any selling commission for the notes. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” below.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about June 18, 2019 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-7
DESCRIPTION OF THE NOTES	pS-11
THE UNDERLYING STOCK	pS-13
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BofAS AND CONFLICTS OF INTEREST	pS-15
STRUCTURING THE NOTES	pS-17
U.S. FEDERAL INCOME TAX SUMMARY	pS-18

SUMMARY

The Cash-Settled Equity Linked Notes Linked to the Common Stock of Dow Inc. due June 18, 2024 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured senior obligations. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on June 18, 2024.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of the Underlying Stock. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-17.

General:
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Pricing Date:	June 13, 2019
Issue Date:	June 18, 2019
Valuation Dates	June 7, 2024, June 10, 2024, June 11, 2024, June 12, 2024 and June 13, 2024
Maturity Date:	June 18, 2024
Underlying Stock:	The common stock of Dow Inc. (NYSE: DOW). See the section entitled “The Underlying Stock.” We refer to Dow Inc. as the “Underlying Company.”
Determining the Value of the Underlying Stock:
Threshold Price:	Expected to be between [110% - 112%] of the Initial Reference Price (as defined below). The actual Threshold Price will be set forth in the final pricing supplement.
Initial Reference Price:	The price of one share of the Underlying Stock determined on the pricing date in the sole discretion of the calculation agent. The Initial Reference Price will likely differ from the official closing price of the Underlying Stock on the pricing date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Reference Price, that may affect the value of your notes.
Final Stock Price:	The product of the Price Multiplier and average of the Closing Market Prices of the Underlying Stock on the Valuation Dates.
Price Multiplier:	The Price Multiplier will be set to 1.0 on the pricing date, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, including an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend. See “Description of the Notes — Additional Anti-Dilution Adjustments” beginning on page PS-11 of this pricing supplement and “Description of the Notes — Anti-Dilution Adjustments to Underlying Stocks that Are Common Equity” beginning on page PS-22 in the accompanying product supplement.

Alternative Settlement Amount:	An amount calculated as follows: $1,000 × (Final Stock Price / Threshold Price).
Ordinary Dividend:	The regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.
Base Dividend:	From the issue date to the maturity date, $0.70 per calendar quarter per share of the Underlying Stock. The Base Dividend is used to calculate any adjustments to the Price Multiplier for cash dividends.
Payment of the Notes at Maturity:
Redemption Amount:	Your payment at maturity, for each $1,000 in principal amount of the notes, will be the greater of: • $1,000; and • the Alternative Settlement Amount (as defined above)

Additional Roles of BofAS:
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or BofAS is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The accompanying documents referenced above may be accessed at the following links:

•	Product supplement STOCK-1 dated November 30, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516780826/d304271d424b2.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement STOCK-1, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. The table set forth below assumes an Initial Reference Price of $50, a hypothetical Threshold Price of $55.50 (equal to 111% (the midpoint of the Threshold Price range of between [110% - 112%]) of the hypothetical Initial Reference Price) and that the Final Stock Price is as set forth below. The Initial Reference Price and Threshold Price will be determined on the pricing date. The actual amount you receive and the total resulting return will depend on the actual Initial Reference Price and Final Stock Price of the Underlying Stock. The numbers appearing in the table set forth below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. The Final Stock Price of the Underlying Stock will not include any income generated by dividends paid on the Underlying Stock, which you would otherwise be entitled to receive if you invested in the Underlying Stock directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

The following table illustrates how the payment at maturity is calculated.

Final Stock Price	Percentage Change from Initial Reference Price to Final Stock Price	Alternative Settlement Amounts	Final Payment at Maturity
$95.00	90.00%	$1,711.71	$1,711.71
$90.00	80.00%	$1,621.62	$1,621.62
$85.00	70.00%	$1,531.53	$1,531.53
$80.00	60.00%	$1,441.44	$1,441.44
$75.00	50.00%	$1,351.35	$1,351.35
$70.00	40.00%	$1,261.26	$1,261.26
$65.00	30.00%	$1,171.17	$1,171.17
$60.00	20.00%	$1,081.08	$1,081.08
$55.50	11.00%	$1,000.00	$1,000.00(1)
$52.50	5.00%	$945.95	$1,000.00(2)
$50.00	0.00%	$900.90	$1,000.00
$45.00	-10.00%	$810.81	$1,000.00
$40.00	-20.00%	$720.72	$1,000.00
$35.00	-30.00%	$630.63	$1,000.00
$30.00	-40.00%	$540.54	$1,000.00
$25.00	-50.00%	$450.45	$1,000.00
$20.00	-60.00%	$360.36	$1,000.00
$15.00	-70.00%	$270.27	$1,000.00
$10.00	-80.00%	$180.18	$1,000.00
$5.00	-90.00%	$90.09	$1,000.00
$0.00	-100.00%	$0.00	$1,000.00

(1) As set forth above, the payment at maturity will only exceed the principal amount if the Final Stock Price exceeds the Threshold Price.

(2) As set forth above, the payment at maturity cannot be less than the principal amount.

risk factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Final Stock Price exceeds its Threshold Price or the Initial Reference Price. Payments on the notes will be limited only to the payment at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

The return on your notes may be zero. Unless the Final Stock Price appreciates beyond the Threshold Price, you will not receive any additional return at maturity, even if the Final Stock Price appreciates from the Initial Reference Price. Therefore, the Redemption Amount may be limited to the principal amount of your notes (a zero return).

You will have no rights in the Underlying Stock. As a holder of the notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the Underlying Company will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Stock and the notes.

There are risks associated with a single Underlying Stock. The price of the Underlying Stock can fall sharply due to factors specific to the Underlying Stock and the Underlying Company, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

You will not participate in the full appreciation of the Underlying Stock. If the Final Stock Price is greater than the Threshold Price, the payment on the notes at maturity will reflect only appreciation of the Underlying Stock in excess of the Threshold Price. For example, assuming a Threshold Price of 111% of the Initial Price, if the applicable Final Price was equal to 120% of the Initial Reference Price, the payment on the notes would be only $1,081.08 per $1,000 in principal amount of the notes, for a return of 8.108%, even though the Underlying Stock appreciated 20% from the Initial Reference Price.

In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or distributions made on them.

The Underlying Stock has limited actual historical information. The Underlying Stock commenced trading on the New York Stock Exchange (“NYSE”) recently. Because the Underlying Stock is of recent origin and limited actual historical performance data exists with respect to it, your investment in the notes may involve a greater risk than investing in notes linked to an Underlying with a more established record of performance.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payment on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of how the Underlying Stock performs. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

The public offering price you pay for the notes will exceed their initial estimated value. The range of initial estimated values of the notes that is provided in this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including BofAS, may buy or sell shares of the Underlying Stock, or futures or options contracts on those securities, or other listed or over-the-counter derivative instruments linked to the Underlying Stock. We, the Guarantor and any of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the prices of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the day in which the Initial Reference Price is determined, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the price of the Underlying Stock. Consequently, the price of the Underlying Stock may change after the Initial Reference Price is determined, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, may also engage in hedging activities that could affect the price of the Underlying Stock on or before the day on which Initial Reference Price is determined. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including BofAS, may engage in trading activities related to the Underlying Stock that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including BofAS, also may issue or underwrite other financial instruments with returns based upon the Underlying Stock. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of the Underlying Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stock. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including BofAS, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the accompanying product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to the Underlying Stock. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The Initial Reference Price will be determined in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Initial Reference Price and, in turn, the Threshold Price, in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Reference Price and, in turn, the Threshold Price, that might affect the value of your notes.

The anti-dilution adjustments for the Underlying will be limited. The calculation agent may adjust the Price Multiplier for the Underlying Stock and other terms of the notes to reflect certain corporate actions, as described in this document and in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying Stock, and will have broad discretion to determine whether and to what extent an adjustment is required.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payment due on the notes, including any repayment of principal, is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or your option.

If the maturity date is not a business day the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

If any scheduled payment date for the notes is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

The specific terms of the notes are set forth under the heading “Summary” in this pricing supplement and in this section.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be the greater of:

•	$1,000; and
•	The Alternative Settlement Amount.

The Alternative Settlement Amount will be calculated as follows:

$1,000	x	Final Stock Price
Threshold Price

The “Threshold Price” of the Underlying Stock will be between [110% - 112%] of its Initial Reference Price (to be set on the pricing date).

Determining the Initial Reference Price and the Final Stock Price of the Underlying Stock

The “Initial Reference Price” will be the price of one share of the Underlying Stock determined on the pricing date in the sole discretion of the calculation agent.

The “Final Stock Price” will be the product of the Price Multiplier and average of the Closing Market Prices of the Underlying Stock on the Valuation Dates.

Additional Anti-Dilution Adjustments

The following provisions will apply to the notes in addition to those set forth under “Description of the Notes—Anti-Dilution Adjustments” in the accompanying product supplement:

Cash Dividends or Distributions

If the Underlying Company pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Underlying Stock (other than any dividend or distribution in connection with liquidation, dissolution or winding up of the Underlying Company), then, once the dividend or distribution has become effective and the shares of the Underlying Stock are trading ex-dividend, the Price Multiplier will be adjusted so that the new Price Multiplier will equal the product of:

•         the prior Price Multiplier, and

•	a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day immediately preceding the ex-dividend date for the distribution (the “Ex-Dividend Closing Market Price”) and the denominator of which is the amount by which the Ex-Dividend Closing Market Price exceeds the difference of (i) the aggregate amount in cash per share of the Underlying Stock distributed in that cash dividend or distribution minus (ii) the Base Dividend.

The Base Dividend is subject to adjustment in a manner inversely proportional to adjustments to the Price Multiplier; provided that no adjustment will be made to the Base Dividend for any adjustment to the Price Multiplier under this subsection.

The “Ordinary Dividend” means the regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.

The “Base Dividend” means, from the original issue date to the maturity date, $0.70 per calendar quarter per share of the Underlying Stock.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Summary—Redemption Amount,” calculated as though the last Valuation Date is the scheduled trading day ending on the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. None of us, the Guarantor, BofAS or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located through the SEC’s web site at http://www.sec.gov.

This document relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, the Guarantor, BofAS or any of our other affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, the Guarantor, BofAS or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

Dow Inc.

DowDuPont Inc. (“DowDuPont”) was the parent company of The Dow Chemical Company (“TDCC”) and E.I. du Pont de Nemours and Company (“DuPont”) pursuant to a merger of equals transaction, effective August 31, 2017. Subsequent to the merger, TDCC and DuPont engaged in a series of internal reorganization and realignment steps to realign their businesses into three subgroups: agriculture, materials science and specialty products. As part of the realignment process, Dow Inc. (the Underlying Company) was formed as a wholly owned subsidiary of DowDuPont to serve as the holding company for the materials science business. On April 1, 2019, DowDuPont completed the separation of its material science business and Dow Inc. became the direct parent company of TDCC. Commencing April 1, 2019, TDCC is deemed the predecessor to Dow Inc., and the historical results of TDCC are deemed the historical results of Dow Inc. for periods prior to and including March 31, 2019. The separation was effected by way of a pro rata distribution of all of the then-issued and outstanding shares of Dow Inc. common stock to DowDuPont stockholders of record as of the close of business, Eastern Time, on March 21, 2019. From March 21, 2019 through April 1, 2019, Dow Inc. represented the material science business of DowDuPont.

Dow Inc. is now an independent, publicly traded company and Dow Inc. common stock is listed on the NYSE under the symbol “DOW.” Dow Inc. common stock began when-issued trading on March 20, 2019 and began regular-way trading on April 2, 2019. Historical information on TDCC, the predecessor to Dow Inc., can be accessed on the SEC’s website. TDCC’s CIK number is 0000029915. Dow Inc. has a limited trading history and, accordingly, an investment in Notes linked to Dow may involve greater risk than investing in Notes linked to an underlying asset with a more established record of performance.

The following graph sets forth the historical performance of the Closing Market Price of the Underlying Stock from March 20, 2019 through June 12, 2019.

We obtained the Closing Market Prices above from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The relevant amounts may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Underlying Stock has experienced significant fluctuations. The historical performance of the Underlying Stock should not be taken as an indication of future performance of the Underlying Stock, and no assurance can be given as to the future prices of the Underlying Stock.

SupplementAL Plan of Distribution; Role of BofAS

and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as in effect as of the date of this document, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. BofAS may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement STOCK-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 2.6410% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on June 18, 2019 and were scheduled to mature on June 18, 2024. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,140.1797 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
June 18, 2019, through December 31, 2019	$14.0970	$14.0970
January 1, 2020 through December 31, 2020	$26.9591	$41.0561
January 1, 2021 through December 31, 2021	$27.6759	$68.7320
January 1, 2022 through December 31, 2022	$28.4116	$97.1436
January 1, 2023 through December 31, 2023	$29.1669	$126.3105
January 1, 2024 through June 18, 2024	$13.8692	$140.1797

Hypothetical Projected Redemption Amount = $1,140.1797 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the [previous interest inclusions, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.